SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1)

Sol-Gel Technologies Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share	M8694L103
(Title of class of securities)	(CUSIP number)

M. Arkin Dermatology Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Perry Wildes, Adv.
 Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS M. Arkin Dermatology Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,613,936 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,613,936 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 13,613,936 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.78% (*) (**)
14	TYPE OF REPORTING PERSON: CO

(*) The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).

(**) Based on 20,387,468 Ordinary Shares outstanding following completion of an underwritten public offering on August 12, 2019, as provided by the Issuer.

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,000 (*)
	8	SHARED VOTING POWER: 13,613,936 (*)
	9	SOLE DISPOSITIVE POWER: 86,000 (*)
	10	SHARED DISPOSITIVE POWER: 13,613,936 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 13,699,936 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.20% (*) (**)
14	TYPE OF REPORTING PERSON: IN

(*) The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).

(**) Based on 20,387,468 Ordinary Shares outstanding following completion of an underwritten public offering on August 12, 2019, as provided by the Issuer.

Item 1. Security and Issuer

Item 1 of Schedule 13D is hereby amended by adding the following paragraph:

The Statement on Schedule 13D filed on February 12, 2018 (the “Original Schedule 13D”) related to Ordinary Shares, par value NIS $0.1 per share (the "Ordinary Shares"), of Sol-Gel Technologies Ltd., a company organized under the laws of the State of Israel ("Sol-Gel"), is hereby amended as set forth below by this Amendment No. 1.

Item 2.  Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 to Schedule 13D is being filed jointly by M. Arkin Dermatology Ltd. ("Arkin Dermatology") and Mr. Moshe Arkin (collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Arkin Dermatology is organized under the laws of the State of Israel and has a business address of 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel.  The principal business of Arkin Dermatology is to manage the capital of its shareholder.  Mr. Arkin is the sole shareholder and sole director of Arkin Dermatology, which has no officers.

Mr. Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings, which is located at 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel (which is also Mr. Arkin's business address).  The principal business of Arkin Holdings is to manage the investments and holdings of the family of Mr. Arkin.

Mr. Arkin is also the controlling shareholder of Sol-Gel and serves as chairman of its Board of Directors.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 6 and 7, 2018, Mr. Arkin purchased 86,000 Ordinary Shares for aggregate consideration of $626,005.

Personal funds were used by Mr. Arkin to purchase the Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of the date hereof, Arkin Dermatology owns directly (and therefore is deemed the beneficial owner of) 13,613,936 Ordinary Shares, which represents approximately 66.78% of the number of Ordinary Shares outstanding.  Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of the date hereof, Mr. Arkin owns directly (and therefore is deemed the beneficial owner of) 86,000 Ordinary Shares, which represents approximately 0.42% of the number of Ordinary Shares outstanding.  Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 13,613,936 Ordinary Shares beneficially owned by Arkin Dermatology, which represents approximately 66.78% of the number of Ordinary Shares outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of the date hereof is 13,699,936, which represents 67.20% of the Ordinary Shares outstanding.

 (c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

 (d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 20,387,468 Ordinary Shares outstanding following completion of an underwritten public offering on August 12, 2019, as provided by Sol-Gel.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated as follows:

As previously disclosed in its Form F-1 filed with the Securities and Exchange Commission in connection with its initial public offering, Sol-Gel and Arkin Dermatology entered into a registration rights agreement on February 5, 2018, pursuant to which Sol-Gel granted Arkin Dermatology demand registration rights, short-form registration rights and piggyback registration rights.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1.          Joint Filing Agreement, dated as of February 12, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

2.          Board resolution of M. Arkin Dermatology Ltd. (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

3.          Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Sol-Gel’s Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 21, 2019 M. Arkin Dermatology Ltd. /s/ Moshe Arkin Name: Moshe Arkin Title: Director Moshe Arkin /s/ Moshe Arkin Name: Moshe Arkin